News Release

IUSI Announces Fiscal 2003 3rd Quarter Results

August 29, 2003 (Calgary, Alberta, Canada) (TSE: IUS)– International Utility Structures Inc. (“IUSI”) today released results for fiscal 2003, third quarter ending June 30, 2003.  All amounts stated are in U.S. dollars.  IUSI is a world leader in the manufacture and marketing of metal overhead lighting, powerline, traffic and telecommunications support structures for customers in more than 100 countries.  Headquartered in Calgary, Alberta, IUSI also has manufacturing, design and engineering capacity in North America and Europe.

Review of the third quarter of fiscal 2003, ending June 30, 2003

During the third quarter of fiscal 2003, IUSI began to see some improvement in both European and North American markets.  Although many utility companies continue to delay their capital expenditures, the Company’s backlog is growing.

The new facility in Kansas posted a significant increase in sales in the third quarter compared to last year and is seeing increases in both quotations and orders.  A soft fourth quarter is expected but the Company’s strengthening backlog should translate into an improved first quarter for fiscal 2004.

As stated in its July 31st press release, the Company did not make the scheduled August 1, 2003 semi-annual interest payment in the aggregate amount of US $3,750,000 due on its 10.75% Senior Subordinated Notes due February 1, 2008 and its 13% Subordinated Notes due February 1, 2008.  Under the terms of the Indentures governing such notes, the failure to pay will become an Event of Default on September 1, 2003 if it is not cured by the Company by such date.  The Company will not make the interest payment by the cure date.  The Company is diligently pursuing a consensual financial restructuring process, is continuing discussions with several potential restructuring partners with the resources to provide new capital, has commenced discussions with noteholders, and expects to formulate a restructuring plan in the next 30 days.

It is the Company’s goal to complete a financial restructuring but there can be no assurance that it will be successful in achieving this goal.  The Company is carrying on business as usual and continues to provide its high level of services and products to customers and continues to pay its suppliers on a timely basis.

Operating Results

For the third quarter of fiscal 2003, IUSI reported sales of $21.9 million, a $5.5 million or 33% increase over the $16.5 million reported for the third quarter of last year.  Of this $5.5 million increase, $3.6 million is due to the increase in the value of the Euro as compared to the US dollar year over year.

Gross profit for the quarter was $6.6 million, compared to $5.3 million for the same period last year.  Gross margin, as a percentage of sales, was down slightly to 30.1% in the third quarter of fiscal 2003, compared to 31.8% for the same period last year, due to the higher steel prices and product mix.  Fixed plant, selling and general administrative expenses were $6.9 million for the quarter, compared to $7.5 million last year, which included $1.0 million of plant relocation expenses.   Fixed expenses were actually down 5% compared to last year on a currency neutral basis.

The net loss for the third quarter of fiscal 2003 was $4.5 million or $0.40 per share, compared to a net loss of $10.1 million, or $0.88 per share for the same period last year.  Last year’s loss included a write down of $4.4 million relating to the escrow settlement with Metaltec Holding Corporation, the purchaser of the Union Metal Group of Companies.

Cash used by operations for the three months ended June 30, 2003, was $4.3 million compared to $5.3 million for the same period last year.

At June 30, 2003, net working capital was $15.5 million compared to $15.9 million at September 30, 2002.

At June 30, 2003, the Company had drawn $1.6 million under its $9.6 million of operating lines of credit and is using $14.8 million of its $21.5 million factoring facility.  These operating lines and factoring facilities are available to IUSI’s European operations.

Outlook

The recent power blackout in Northeastern United States and Eastern Canada is a testament to the need for significant improvements and upgrades to the electricity transmission system.  Since 1990, electricity demand in the United States has increased by 25%, but construction of transmission lines in the United States has declined by 30%.  As funding is made available to finance these upgrades and additions to the electricity transmission structure, IUSI will be presented with increased opportunities.

This report contains forward-looking statements concerning the Company’s objectives over the next few quarters.  The Company’s ability to meet such objectives depends on many known and unknown factors, including general, economic and business conditions, and risks associated with competition, foreign exchange and raw material costs.

For further information, contact:

Robert Jack – President & C.E.O., or Jerry Diener, Vice-President Finance & C.F.O.

Telephone: (403) 269-2350; Toll Free 1 (800) 263-9444; Fax: (403) 290-0523; Email: general@iusi.ca; Website: www.iusi.ca

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INTERNATIONAL UTILITY STRUCTURES INC.

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2003 AND SEPTEMBER 30, 2002

IN 000’S OF US$

		(Audited)
	JUN 30	SEPT 30
ASSETS
Current Assets
Cash and cash equivalents	6,335	5,207
Cash in escrow	2,065	2,137
Accounts receivable	17,957	16,755
Inventory	21,258	20,334
Prepaid expenses and other	3,290	2,810
	50,905	47,243

Property, plant & equipment	36,204	37,515
Other assets	3,581	2,491
	39,785	40,006
	90,690	87,249

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	1,592	4,825
Accounts payable and accrued liabilities	30,943	26,234
Current portion of long-term debt	2,865	237
	35,400	31,296
Long-Term Debt & Other Liabilities
Long-term debt	76,718	66,009
Other liabilities	2,304	2,127
Future income taxes	847	1,588
	79,869	69,724
Shareholders' Equity
Capital stock	18,367	18,367
Warrants	1,611	1,611
Foreign currency translation adjustment	(11)	(3,352)
Deficit	(44,546)	(30,397)
	(24,579)	(13,771)

	90,690	87,249

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INTERNATIONAL UTILITY STRUCTURES INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002

IN 000’S OF US$

	For the three months		For the nine months
	ended June 30		ended June 30
	2003	2002	2003	2002

Sales, net of commissions	21,996	16,522	63,649	59,053

Less:
Cost of sales	15,372	11,263	45,195	39,947
Plant operating expenses	2,382	1,893	7,259	6,133
Selling and administrative expenses	4,511	4,515	13,020	13,303
Plant relocation expenses	-	1,037	-	1,795
	22,265	18,708	65,474	61,178

Income before interest and depreciation	(269)	(2,186)	(1,825)	(2,125)

Depreciation and amortization	1,812	1,456	5,250	4,504
Gain on repurchase of Notes	-	-	-	(398)
Interest and other income	1,950	2,103	6,527	6,073
Loss (gain) on sale of subsidiary	324	4,410	363	(3,023)
Amortization of deferred financing costs	211	147	405	477
	4,297	8,116	12,545	7,633
Net income (loss) before income taxes	(4,566)	(10,302)	(14,370)	(9,758)

Income taxes	(50)	(244)	(221)	(250)

Net income (loss) for the period	(4,516)	(10,058)	(14,149)	(9,508)

Net income (loss) per share	(0.40)	(0.88)	(1.24)	(0.83)

Subsequent Note:

As stated in its July 31st press release, the Company did not make the scheduled August 1, 2003 semi-annual interest payment in the aggregate amount of US $3,750,000 due on its 10.75% Senior Subordinated Notes due February 1, 2008 and its 13% Subordinated Notes due February 1, 2008.  Under the terms of the Indentures governing such notes, the failure to pay will become an Event of Default on September 1, 2003 if it is not cured by the Company by such date.  The Company will not make the interest payment by the cure date.  The Company is diligently pursuing a consensual financial restructuring process, is continuing discussions with several potential restructuring partners with the resources to provide new capital, has commenced discussions with noteholders, and expects to formulate a restructuring plan in the next 30 days.

It is the Company’s goal to complete a financial restructuring but there can be no assurance that it will be successful in achieving this goal.

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INTERNATIONAL UTILITY STRUCTURES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002

IN 000’S OF US$

	For the three months		For the nine months
	ended June 30		ended June 30
	2003	2002	2003	2002
Cash provided by (used in):

Operations:
Net income (loss)	(4,516)	(10,058)	(14,149)	(9,508)
Depreciation and amortization	661	1,601	4,293	4,980
Provision for future income taxes	(166)	(58)	(693)	(262)
Dividends to be settled by shares	0	0	0	0
Accretion of preferred shares to redemption value	46	46	136	136
Gain on repurchase of Notes	0	0	0	(450)
Accounts receivable	(1,968)	4,271	1,079	5,686
Inventories	380	(1,067)	2,128	3,810
Prepaid expenses and other	(689)	(90)	(49)	848
Accounts payable and accrued liabilities	2,543	395	1,263	(7,930)
Other items	(562)	(345)	(207)	385
	(4,271)	(5,305)	(6,199)	(2,305)
Financing:
Operating loans	(1,830)	2,396	(4,065)	977
Change in long-term debt	8,339	(29)	12,573	(616)
Redemption of preferred shares, Series II	0	0	0	0
Share capital issued	0	0	0	(250)
	6,509	2,367	8,508	111
Investments:
Capital expenditures	(238)	(292)	(1,171)	(1,148)
Other	(344)	(125)	(68)	236
Long-term assets	452	6,429	(14)	6,352
	(130)	6,012	(1,253)	5,440

Increase (decrease) in cash and cash equivalents	2,108	3,074	1,056	3,246

Cash and cash equivalents, beginning of period	6,292	5,377	7,344	5,205

Cash and cash equivalents, end of period	8,400	8,451	8,400	8,451

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